Britney Schnathorst Associate General Counsel Office of General Counsel Phone: 608.665.4184
E-mail: Britney.Schnathorst@trustage.com

MEMBERS Life Insurance Company

April 19, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MEMBERS Life Insurance Company

TruStage™ Zone Income Annuity
Pre-Effective Amendment No. 1 to

Registration Statement on Form S-1, File No. 333-276157

Dear Commissioners:

On behalf of MEMBERS Life Insurance Company (the “Company”), we are transmitting for filing under the Securities Act of 1933 (the “1933 Act”) a Pre-Effective Amendment No. 1 (the “Amendment”) to the Form S-1 (the “Registration Statement”) for certain Single Premium Deferred Modified Guaranteed Index Annuity Contracts (the “Contracts”). The purpose of this filing is to include the Contract enhancements described below and to replace the current registration statement for the Contracts, which will expire three years after its effective date pursuant to Rule 415(a)(5) under the 1933 Act.

The Company represents that the Registration Statement is substantially similar to the Post-Effective Amendment 6 to the current registration statement for the Contracts previously filed on Form S-1 with the Securities and Exchange Commission (the “Commission”) on April 14, 2023 (File No. 333-250061) and declared effective by the Commission staff on May 1, 2023 (the “Prior Registration Statement”).

Changes from the Prior Registration Statement include the following Contract enhancements for Contracts issued on or after May 25, 2024:

●	changes to the Declared Rate Account Interest Rate guarantee period

●	changes to the Declared Rate Account Minimum Interest Rate

●	addition of the Dimensional US Small Cap Value Systematic Index and Barclay’s Risk Balanced Index as allocation options

●	reduced surrender charges

U.S. Securities and Exchange Commission

April 19, 2024

In addition, the following Contract enhancements apply both to in-force Contracts and new Contracts issued on or after May 25, 2024:

●	ability to begin GLWB payments on dates other than a Contract Anniversary
●	ability to elect to take the full or partial GLWB payment amount
●	ability to add a Covered Person prior to the GLWB Payment Start Date

The Registration Statement includes current financial information as well as updated certain other information and is complete. In addition to the Contract changes above, changes from the Prior Registration Statement include disclosure and clarifying changes made to reflect the Staff’s comments with respect to the Company’s other registered products. The Registration Statement also incorporates changes made in response to comments from the Staff following its review of the registration statement for the Contracts filed on Form S-1 with the Commission on December 20, 2023. Based on the aforementioned, the Company respectfully requests that the Commission staff afford the Registration Statement expedited review.

The Company relies on the permission granted under Regulation S-X §3-13 by the Commission in a letter dated November 6, 2020, to file audited financial statements of the Company prepared in accordance with statutory accounting principles in place of financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company requested permission to use these financial statements in connection with certain registration statements on Form S-1 that are currently effective or may be filed in the future for index-linked annuity contracts, in satisfaction of the financial information required by Form S-1, including the requirements of Items 11(e), 11(f) and 11(g) and Item 16(b) of Form S-1.

Requests for acceleration of the effective date of the Amendment from the Company and principal underwriter of the Contracts, which were filed on April 19, 2024, request an effective date of May 1, 2024, or as soon thereafter as reasonably practicable. If you have any questions regarding the Amendment, please contact the undersigned at 608-665-4184.

Sincerely,

/s/Britney Schnathorst

Britney Schnathorst

cc:     Mr.Thomas Bisset